SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. 17)*

Macquarie Infrastructure Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55608B105

(CUSIP Number)

Graeme Conway

Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street

New York, New York, 10019

(212) 231-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copies to:

Michelle B. Rutta
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-7864

November 9, 2016

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,356,936
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,356,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,356,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,356,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,356,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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This Amendment No. 17 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”), the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”), the Schedule 13D/A filed on April 24, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 11”), the Schedule 13D/A filed on November 20, 2014 by MIMUSA, MGL and MGSA (“Amendment No. 12”), the Schedule 13D/A filed on April 29, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 13), the Schedule 13D/A filed on June 9, 2015 by MIMUSA, MGL and MGSA (“Amendment No. 14”), the Schedule 13D/A filed on May 16, 2016 by MIMUSA, MGL, MGSA and Delaware Management Business Trust, a trust organized under the laws of Delaware (“Amendment No. 15”), the Schedule 13D/A filed on August 12, 2016 by MIMUSA, MGL and MGSA (“Amendment No. 16” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2. Identity and Background

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA and MGL.

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019, United States. MGL has its principal offices at No. 50 Martin Place, Sydney, New South Wales 2000, Australia.

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MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Corporate International Holdings Pty Ltd (f/k/a Macquarie Capital International Holdings Pty Ltd, f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Corporate Holdings Pty Ltd, a company formed under the laws of Australia (f/k/a Macquarie Capital Group Pty Ltd) (“MCHL”). MCHL is a direct wholly owned subsidiary of Macquarie Financial Holdings Limited, a company formed under the laws of Australia (“MFHL”). MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MEQH, MGUSH1, MCIHL, MCHL and MFHL have their principal offices at 50 Martin Place, Sydney, New South Wales 2000, Australia. MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States.

The directors and executive officers of MIMUSA and MGL are set forth on Schedules I and II attached hereto, respectively. Schedules I and II set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

During the last five years, none of MIMUSA, MGL, MIRA, MHUSA, MEQH, MGUSH1, MCIHL, MCHL, and MFHL nor any person named in Schedules I and II has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

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For the month ended July 31, 2016, MIMUSA has elected to reinvest $5,790,209 of its base management fees in common stock of the Issuer (the “Common Stock”) pursuant to the terms of the Third Amended and Restated Management Services Agreement, dated as of May 21, 2015, as amended from time to time, among the Issuer, MIC Ohana Corporation and MIMUSA (the “Management Services Agreement”). On August 31, 2016, the Issuer issued 76,638 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended August 30, 2016, MIMUSA has elected to reinvest $6,221,160 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On September 28, 2016, the Issuer issued 78,099 shares of Common Stock to MIMUSA upon such reinvestment.

For the month ended September 30, 2016, MIMUSA has elected to reinvest $6,370,241 of its base management fees in Common Stock pursuant to the terms of the Management Services Agreement. On October 28, 2016, the Issuer issued 77,751 shares of Common Stock to MIMUSA upon such reinvestment.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the following information:

On November 3, 2016, MIMUSA entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and Barclays Capital Inc., as underwriter (the “Underwriter”), pursuant to which MIMUSA agreed to sell to the Underwriter, and the Underwriter agreed to purchase from MIMUSA, subject to and upon the terms and conditions set forth therein, an aggregate of 2,870,000 shares of Common Stock (the “Shares”) at a price of $81.48 per Share. The sale of the Shares pursuant to the Underwriting Agreement closed on November 9, 2016.

Except as set forth above, MIMUSA has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer’s capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s organizational documents or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer

(a)–(b)	The information required by these paragraphs is set forth in Numbers 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information includes 4,356,936 shares of Common Stock and is based on 81,834,248 shares of Common Stock outstanding as of November 1, 2016.

(c)	Except as disclosed above, none of MIMUSA or MGL has effected any transaction in the Issuer’s Common Stock during the past 60 days. On August 30, 2016, MGSA sold 1,464 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

1.	Underwriting Agreement, incorporated by reference from Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated November 3, 2016.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

November 18, 2016	MACQUARIE INFRASTRUCTURE
MANAGEMENT (USA) INC.

	By:	/s/ Graeme Conway
		Name:	Graeme Conway
		Title:	President

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

November 18, 2016	MACQUARIE GROUP LIMITED

	By:	/s/ Gus Wong
		Name:	Gus Wong
		Title:	Executive Director

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SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Graeme Conway	Chief Executive Officer and President and Director	Head of the Americas – MIRA
Aaron Rubin	Vice President and Director	Head of MIRA North American Energy Team
Mark Cruikshank	Vice President and Director	Head of Global Tax – MIRA
Jonathon Laurie	Treasurer	Finance Director of MIRA

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SCHEDULE II

The name and present principal occupation of each of the executive officers and directors of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 50 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

Michael Coleman	Director	Non-executive Director
Patricia Cross	Director	Non-executive Director
Diane J. Grady	Director	Non-executive Director
Michael John Hawker	Director	Non-executive Director
Nicholas W. Moore	Executive Director	Chief Executive Officer
Gary Banks	Director	Non-executive Director
Peter H. Warne	Director & Chairman	Non-executive Director
Gordon Cairns	Director	Non-executive Director
Nicola Wakefield Evans	Director	Non-executive Director
Dennis Leong	Secretary	Company Secretary
Paula Walsh	Secretary	Company Secretary
Ida Lawrance	Secretary	Company Secretary

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